Form 27

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT (ONTARIO)

[Section 118(1)(Alberta), Section 67(1)(B.C.) Section 81(2)(Nova Scotia) Section 84(1)(b)(Sask.-Form25)]

ITEM

1.

Reporting Issuer

CFM Corporation

460 Admiral Boulevard

Mississauga, Ontario

L5T 3A3

ITEM

2.

Date of Material Change

May 28, 2003

ITEM

3.

Press Release

A press release was issued in Mississauga, Ontario over CCNMatthews news wire service on May 28, 2003, a copy of which is attached hereto.

ITEM 4.

Summary of Material Change

See attached press release.

In addition to the revised annual earnings guidance announced in the May 28, 2003 press release, CFM Corporation also announced on its conference call and live webcast on May 28, 2003 that it has secured a new customer for certain of its heating products, which CFM corporation currently anticipates will provide additional sales in the range of U.S. $5 million to U.S.$6 million.

ITEM

5.

Full Description of Material Change

See attached press release.

In addition to the revised annual earnings guidance announced in the May 28, 2003 press release, CFM Corporation also announced on its conference call and live webcast on May 28, 2003 that it has secured a new customer for certain of its heating products, which CFM corporation currently anticipates will provide additional sales in the range of U.S. $5 million to U.S.$6 million.

ITEM 6.

Reliance on Section 75(3) of the Act (Ontario)

[118(2) (Alberta) 67(2)(B.C.) 81(3) (Nova Scotia) 84(2) (Saskatchewan)]

No reliance.

ITEM 7.

Omitted Information

None.

ITEM 8.

Senior Officer

Sonya Stark

Director, Legal Affairs, Investor Relations and Corporate Secretary

Telephone:  (905) 670-7777

ITEM 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated in the City of Mississauga, this 3rd day of June 2003.

/s/ SONYA STARK

_________________________________________

Sonya Stark

Director, Legal Affairs, Investor Relations and Corporate Secretary

460 Admiral Boulevard

Mississauga, Ontario, L5T 3A3

Tel: (905) 670-7777

Fax: (905) 670-7915

E-mail: cfm@cfmmajestic.com

Website:  www.cfmcorp.com

PRESS RELEASE

SYMBOL:  CFM-TSE

CFM CORPORATION

ANNOUNCES REVISED EARNINGS GUIDANCE

MISSISSAUGA, ONTARIO:  May 28, 2003 - CFM Corporation (“CFM” or the “Company”) announced today revised sales and earnings guidance for the current fiscal year ending September 30, 2003.  The Company now expects sales for the current fiscal year to be in the range of $650 million to $675 million and earnings per share to be in the range of $1.00 to $1.05.  Previous earnings per share guidance was in the range of $1.25 to $1.35.

The key factor leading the Company to lower its previously issued sales and earnings guidance is the recent loss of hearth product placement for the upcoming selling season from a significant customer, and the Company expects this lost product placement to result in a loss of approximately $30 million in revenue in the current fiscal year and approximately $13 million in revenue in the first quarter of next fiscal year.

In addition to the lost gross margin relating to the above-noted lost business, the revised sales and earnings guidance reflects the following additional factors affecting the Company’s business outlook for the remainder of the current fiscal year:

•

an increase in manufacturing inefficiencies, partially as a result of lower overhead absorption resulting from reduced production volumes and change in product mix

•

an increase in the Company’s reserves in respect of potentially excess inventory and inventory requiring re-work

•

weaker than expected sales in a number of product categories, partially as a result of recent cold, rainy weather in many parts of North America.

The Company’s new sales and earnings guidance also reflects the effects of a weakening U.S. dollar on the Company’s operating results.   With approximately 80% of its sales denominated in U.S. dollars, changes to the U.S. dollar/Canadian dollar exchange rate can have a material impact on the Company’s earnings.

“We have revised our previous guidance in response to recent challenges we have seen in evaluating our prospects for the remainder of the year”, commented Colin Adamson, Chairman and Chief Executive Officer of the company.  “At the same time, we are pursuing opportunities that could result in additional business during the remainder of this year and remain optimistic about our growth prospects next year”.

Conference Call

The Company will host a conference call on Wednesday, May 28, 2003 at 3:00 p.m. EST for the purposes of discussing its revised sales and earnings guidance.

The telephone conference call will be hosted by Colin Adamson, Chairman and Chief Executive Officer, and David Wood, Vice President and Chief Financial Officer.

To participate in the conference call, please call (416) 641-6666

The conference call will also be broadcast live on CFM’s website.  To listen to the conference call live via the webcast:

Enter CFM’s website at www.cfmcorp.com

Enter the Investor web page

Click on the Revised Annual Earnings Guidance Conference Call Webcast

The conference call can also be listened to after the conference call’s completion by telephone or via the webcast.  The telephone number to listen to the call after it is completed (Postview Replay) is (416) 626-4100.  The passcode for the replay is 21145501.  The Postview will be available until midnight on June 4, 2003.  To listen to the webcast, follow the same procedure as listed above.

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.  Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics,CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials,  purchased  parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase,  competition, foreign currency fluctuations and government regulation.   These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.  Statements made in this press release are made as of May 28, 2003 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom.  CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products.  CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN ADAMSON

DAVID WOOD

Chairman and Chief Executive Officer

Vice President and Chief Financial Officer

(905) 670-7777

(905) 670-7777